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                            July 9, 2020

       Scott G. Bruce
       President
       Digital Landscape Group, Inc.
       660 Madison Avenue, Suite 1435
       New York, NY 10065

                                                        Re: Digital Landscape
Group, Inc.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted June 12,
2020
                                                            CIK No. 0001810739

       Dear Mr. Bruce:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Combined Financial Information, page 55

   1. Please revise to disclose how the pro forma financial statements reflect the following:
                                                            The contingent
payment upon the change in control relating to the DWIP and the
                                                            IWIP Plan as
disclosed in Note 15 on page F-29; and
                                                            The redemption of
the minority interest in AP WIP Investments, LLC, held by KKR
                                                            Investors, LP as
disclosed in Note 16 on page F-29.
       Key Factors Affecting Financial Results, page 66

   2. We note your disclosures of potential adverse impacts from COVID-19. Please tell us what consideration you
gave to providing expanded information regarding specific
 Scott G. Bruce
FirstName   LastNameScott  G. Bruce
Digital Landscape  Group, Inc.
Comapany
July 9, 2020NameDigital Landscape Group, Inc.
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         impacts that your business has experienced from the COVID-19 pandemic (e.g., impacts on your workforce or your ability to complete transactions). Refer to CF Disclosure
         Guidance: Topic No. 9 and 9A.
EBITDA and Adjusted EBITDA, page 69

3. We note your disclosure in the footnote to the reconciliation that Adjusted EBITDA includes the impact of 100% of selling, general, and administrative expense which appears to be inconsistent with your exclusion of severance expense. Please revise to correct this discrepancy or explain to us why no revision is necessary.
4. We note your disclosure of your estimate of the historical selling, general, and administrative costs related to the acquisition of revenue producing assets and the impact on Adjusted EBITDA if such costs were excluded from the statement of operations.
         Please tell us why you believe this disclosure is appropriate and provides useful information to investors regarding your financial condition and results of operations. In your response please include a discussion of the frequency with which you have acquired revenue producing assets in the past, and whether you expect that trend to continue in future periods.
Acquisition Capex, page 70

5. Please expand on your discussion of this measure to explain the specific reasons why you believe it provides valuable additional information for users of the financial statements.
         In your response, please explain the nature of the "noncash investment
- under lease and
         installment arrangements" and "future interest on noncash investments
- lease and
         installment agreements" adjustments and explain to us why they are necessary adjustments to arrive at Acquisition Capex.
Ground Cash Flow, page 70

6. We note your disclosure that management believes the presentation of Ground Cash Flow provides valuable additional information for users of the financial statements in assessing your results of operations which implies that you are presenting this measure as a performance measure. Please explain to us in greater detail how this measure is used by management and whether it is used as a cash flow measure. To the extent Ground Cash
         Flow is used as a liquidity measure, please explain why you have not described it as such and reconciled it to a GAAP liquidity measure. Finally, please explain to us whether there are any differences between the definition of Ground Cash Flow and Gross Profit, and if not, clarify for us why you believe it is necessary to retitle the measure within your filing.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Annualized In-Place Rents, page 71

7. We note you present annualized in-place rents as a non-GAAP measure. Please tell us
 Scott G. Bruce
FirstName   LastNameScott  G. Bruce
Digital Landscape  Group, Inc.
Comapany
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         how you have met all the disclosure requirements of Item 10(e) of Regulation S-K with respect to this measure, including the requirement to reconcile the measure to the most comparable GAAP measure.
Exclusive Forum, page 151

8. Your forum selection provision identifies the Court of Chancery of the State of Delaware
         (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation,
         including any    derivative action.    Please disclose whether this
provision applies to
         actions arising under the Exchange Act. In this regard, note that
Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. You also disclose that the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please state that there is uncertainty as to whether a court would enforce such provisions. In that regard, note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Comparison of Stockholder Rights, page 153

9. You state that you are providing a summary of "certain" differences between the rights of the common shareholders of DLGI BVI and the stockholders of DLGI Delaware. Please clarify that you are providing a summary of the material differences and briefly highlight the most significant differences affecting shareholder rights. In addition, please expand your comparison to discuss the exclusive forum provision included in the DLGI Delaware
         Charter.
Material United States Federal Income Tax Consequences, page 163

10. You state that the discussion in this section is for "general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Class A Common Shares, Warrants or Series A Founder
         Preferred Shares." Investors are entitled to rely upon your disclosure regarding the material tax consequences of the transaction. Please revise. For guidance, refer to Section
         III.D.1 of Staff Legal Bulletin No. 19.
11. Please revise this section to clearly state that the disclosure in the tax consequences section is the opinion of Cravath as the named counsel and clearly articulate the opinion of counsel. For guidance, see Section III.B of Staff Legal Bulletin No.
19. In addition, we
         note the statement that the domestication should qualify as an F Reorganization and that
         US shareholders "should not" recognize taxable gain or loss as a result of the domestication. Please explain why you cannot give a "will" opinion and describe the
 Scott G. Bruce
FirstName   LastNameScott  G. Bruce
Digital Landscape  Group, Inc.
Comapany
July 9, 2020NameDigital Landscape Group, Inc.
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         degree of uncertainty. Include risk factor or other appropriate disclosure addressing the risk to investors regarding uncertain tax treatment. For guidance, see
Section III.C.4 of
         Staff Legal Bulletin No. 19.
Consolidated Statements of Operations, page F-4

12. We note your disclosure in the second paragraph of page 59 and footnote (1) on page 69 relating to selling, general, and administrative costs related to management compensation and expenses that, prior to the Acquisition Closing Date and for the periods presented, were obligations of Associated Group Management and therefore excluded from the selling, general, and administrative expenses of the APW Group. Please clarify to us whether the financial statements of APW Group reflect all costs of doing business and how you considered SAB Topic 1B1 Questions 1 and 2.
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Revenue Recognition, page F-12

13. We note your disclosure that revenue is recorded as earned over the term of the lease since the operating lease arrangements are cancellable by both parties. Please revise to provide more details of when you considered that the revenue has been earned. In your response, tell us the typical contractual term of your operating leases, and whether the leases tend to include fixed rent escalations.
Financial Statements
AP WIP Investments, LLC and Subsidiaries
Note 3. Real Property Interests, page F-14

14. Please address the following with respect to your cell site leasehold interests:
             Please clarify for us the specific asset or contractual right conveyed to you in your transactions to acquire leasehold interests,
             Tell us the specific accounting literature you relied on to support your treatment of the acquisition as the acquisition of an intangible asset, Explain to us whether your arrangements with sellers of interests include a set
             contractual term, and if so, tell us how that term aligns with the twenty-five year useful life you use to amortize the related intangible asset, Tell us the other factors you considered in determining that the useful life of the
             leasehold interests should be increased from fifteen to twenty-five years, and
             Clarify for us whether you believe that you will be required to reassess these arrangements under ASC Topic 842 to determine if a lease is present upon the acquisition of APW WIP Investments by Digital Landscape Group, Inc and the basis for your conclusion.
Financial Statements of Landscape Acquisition Holdings Limited, page F-32

15. Please tell us what plans you have, if any, to update the financial information for
 Scott G. Bruce
Digital Landscape Group, Inc.
July 9, 2020
Page 5
      Landscape Acquisition Holdings Limited to address the transition period created by the change in fiscal year end from October 31 to December 31.
General

16. Please confirm that the Delaware corporation to be formed in the domestication will file a post-effective amendment adopting the Form S-4 registration statement as its own and update the disclosure as appropriate.
       You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                           Sincerely,
FirstName LastNameScott G. Bruce
                                                           Division of
Corporation Finance
Comapany NameDigital Landscape Group, Inc.
                                                           Office of Real
Estate & Construction
July 9, 2020 Page 5
cc:       D. Scott Bennett, Esq.
FirstName LastName